                                                                       Exhibit 1

October 12, 2005

PERSONAL AND CONFIDENTIAL

Main Street Restaurant Group, Inc.
5050 North 40th Street
Suite 200
Phoenix, AZ 85018
Attn: John F. Antioco, Chairman
      William G. Shrader, CEO, President and Director
      Wanda Williams, Director
      Kenda B. Gonzales, Director
      Sergio S. Zyman, Director
      Michael S. Rawlings, Director

      RE: OFFER LETTER

Ladies and Gentlemen:

     The purpose of this letter is to set forth an offer pursuant to which I and/or my affiliates would purchase all of the issued and outstanding shares of the common stock (the "Common Stock") of Main Street Restaurant Group, Inc., a Delaware corporation (the "Company"), not currently owned by me (assuming full conversion or cancellation of all securities convertible or exercisable for Common Stock) for a purchase price of $5.75 per share of Common Stock, payable in cash, subject to the terms and conditions set forth below (the "Offer").

     Based upon my experience in the restaurant industry, I believe that the Offer is a fair one and generous to the Company's stockholders. I also believe that the Offer represents a multiple of approximately 8.7 times the projected EBITDA of the Company for the current fiscal year and a significant premium over the Company's historical market trading range. Enclosed herewith please find a fully executed financing commitment letter from Jefferies Funding LLC representing an aggregate commitment of $240 million (the "Financing"), which amount is sufficient to finance the Offer and to repay any and all existing indebtedness of the Company.

     As you know, I am the owner of 2,260,802 shares of Common Stock, which amount represents approximately 13.32% of the Common Stock currently issued and outstanding. I am also the President and Chief Executive Officer of The Briad Group and its affiliates, a privately-held, multi-state owner, developer and operator of franchised restaurants and limited service hotels. Due to my familiarity with the restaurant industry, my current equity position in the Company and the fact that I am already an authorized franchisee of TGI Friday's restaurants, I believe that I am in a position to consummate the Offer on an expedited basis.

     The Offer is conditioned upon and subject to: (i) the completion within thirty (30) days to my satisfaction of a legal, accounting and business due diligence review of the Company (which I believe can be completed quickly due to my experience in the restaurant industry and my familiarity with the Company's public filings); (ii) the redemption by the Company's Board of Directors, effective upon the consummation of the Offer, of the stockholder rights plan described in the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2005; (iii) the waiver by the Board of Directors of the Company of the applicable provisions of Section 203 of the Delaware General Corporation Law; (iv) the negotiation, execution and delivery of a definitive merger agreement, in mutually satisfactory form (the "Merger Agreement"); (v) the requisite approval, if any, by any governmental or regulatory agencies to the transaction contemplated by this letter and the obtaining of all other necessary and agreed upon material third party consents, including, without limitation, any franchisor or liquor license consents; (vi) the execution of irrevocable agreements by certain stockholders of the Company, including, without limitation, John Antioco, the Chairman of the Board of Directors of the Company, and CIC MSRG LP, to vote and/or consent to the terms of the Offer and the Merger Agreement, and to tender their shares of Common Stock into a tender offer, if applicable; and (vii) the closing of the Financing.

     I hereby request that the Company promptly make available to me (including my attorneys and accountants) all documents, instruments and records relating to the Company set forth on the due diligence request list previously provided by me to the Company's officers, permit physical inspection of the facilities of the Company by all such parties, and reasonably cooperate with me to complete my business, accounting and legal review of the Company.

     As an inducement to incur the time and expense of the foregoing due diligence review, I would request that, during the 30 day period beginning on the date of your favorable response to this letter and your provision of the due diligence information to us, (i) the Company negotiate exclusively with me and/or my affiliates with respect to the Offer and (ii) neither the Company nor any of its directors, officers, agents, shareholders, affiliates or other representatives, directly or indirectly, solicit, initiate or entertain offers from, discuss or negotiate with, or in any manner encourage, accept, respond to or consider any proposal of any person or entity other than me and/or my affiliates relating to the acquisition of all or any portion of the Company, its capital stock, assets or business, in whole or in part, whether through purchase, merger, consolidation, similar transaction or otherwise.

     This letter does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation on the part of any party. No such obligation shall be created, except by the negotiation, signing and delivery of the Merger Agreement, containing such terms of the proposed transaction as shall be agreed upon by the parties, and then only in accordance with the terms and conditions of such Merger Agreement.

     I am prepared to meet with you, or a committee of your members, to discuss this proposal further and to answer any questions that you may have concerning this proposal. My counsel is also prepared to talk with the Company's counsel at an appropriate time to coordinate the due diligence effort and the drafting of an appropriate Merger Agreement.

     I trust that you will give this proposal your immediate consideration, and that I will receive a prompt and favorable response so that we may schedule a meeting to initiate discussions with the committee and to commence the due diligence process.

     I look forward to working with you.

                                        Very truly yours,

                                        /s/ Bradford L. Honigfeld
                                        ----------------------------------------
                                        Bradford L. Honigfeld

cc: Robert Kant, Esq.
    Greenberg Traurig, LLP
    2375 East Camelback Road
    Phoenix, AZ 85016


                                        3